EXHIBIT 1

FOR IMMEDIATE RELEASE

Press Contact in Asia	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Press Contact in U.S.	Investor Contact in U.S.
Brendon Ouimette	Cathy Mattison
Tel: (1-480) 664-8309	LHA
e-mail: bouimette@globalsources.com	Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources signs agreement to acquire Singapore property

NEW YORK, Jan. 21, 2014 – Global Sources Ltd. (NASDAQ: GSOL) has signed an agreement to purchase one floor of office space property in Singapore (together with appurtenant roof top accessory lots), for its operational use.

Global Sources’ executive chairman, Merle A. Hinrich, said: “The agreement to purchase this property in Singapore enables us to secure prime office space for Global Sources’ continued and uninterrupted operational use, and reduces our exposure to potential rental increases as we are currently operating at these premises under a lease. We believe this transaction also represents a good long-term investment for the company, as it is a free-hold property that is not subject to the limitations of a finite lease term and the Singapore Dollar (SGD) remains a relatively stable currency.”

Per the terms of the agreement, Global Sources has agreed to purchase the eighth floor of No. 1 Sims Lane, Singapore, with a total gross floor area of approximately 22,496.50 square feet, together with appurtenant roof top accessory lots above the eighth floor, for a total consideration of approximately US$13.1 million. The transaction is expected to be completed in February 2014, pending customary closing conditions. Global Sources has paid a deposit equivalent to 10% of the total purchase consideration, and the remaining 90% of the total purchase consideration is payable upon the completion of the transaction.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (Global Sources.com), print and digital magazines, sourcing research reports, private sourcing events, and trade shows.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Global Sources’ other businesses provide Chinese-language media to companies selling to and within Greater China. These services include online web sites, print and digital magazines, seminars and trade shows. In mainland China, Global Sources has a network of more than 30 office locations and a community of more than 4 million registered online users and magazine readers of its Chinese-language media.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company’s actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.